

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

April 24, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934.

- Series 36 Senior Non Preferred Floating Rate Notes due 2023
- Series 37 3.848% Senior Non Preferred Fixed Rate Notes due 2023
- Series 38 4.379% Senior Non Preferred Fixed Rate Notes due 2028

Sincerely,